Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

[The following is a client letter distributed to auto dealers and made available at the National Automotive Dealers Association Convention]

[CHASE LOGO]

January 30, 2004

Dear Valued Client,

I’m pleased to inform you that on January 14, 2004, JPMorgan Chase and Bank One announced a proposed merger that would establish one of the leading global financial services enterprises, with assets of $1.1 trillion. The combined auto finance portfolio of our two companies will be in excess of $60 billion.

The combined company will be the largest non-captive auto finance company, the second-largest banking franchise in the United States based on core deposits, the second-largest provider of card services, the second-largest provider of middle market services and will operate the largest U.S. private bank. In addition, the combined company will have a top-tier investment bank, with leading positions across key capabilities.

The merged company, known as JPMorgan Chase, will be headquartered in New York, with the headquarters for auto finance in New York.

The proposed merger brings together two leaders within auto finance to better serve our valued clients with a broad product array and best-in-class service delivery and technology. Until the merger is completed, which is currently targeted for the end of the 2nd quarter of 2004, both Chase and Bank One products and services will remain available to you as they are today, and you should continue to do business with each company as you do today.

I also wanted to take this opportunity to reconfirm our commitment to the automotive finance industry and to you, our customers. At Chase Auto Finance, our dealers are prized clients, and we look forward to continuing to provide you with excellent customer service. We are excited about the potential we will create, by joining forces, to serve you even better.

You will be receiving additional communications from us over the next several months. If you have any specific questions or concerns, please contact your Chase relationship manager.

Sincerely,

/s/ Norman Buchan

Norman Buchan
President
Chase Manhattan Automotive Finance Corporation

You are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations
(312-336-3013). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by JPMorgan Chase on March 28, 2003 and by Bank One on March 5, 2003.